                                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D.C. 20549

                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

                                                   (Check One):

[  ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

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         For Period Ended:  October 31, 2001
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         Full Name of Registrant

         Innovative Clinical Solutions, Ltd.

         Address of Principal Executive Office (Street and Number)

         10 Dorrance Street, Suite 400

         Providence, RI 02903

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

         [X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form
                  20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on
                  Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [  ]     (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2001 without unreasonable effort or expense because its Chief Financial Officer and entire accounting staff have been fully occupied in completing financial statements and pro forma financial statements for inclusion in a Definitive
Information Statement on Schedule 14C filed with the Commission on December 11, 2001.  Due to the amount of work required to complete the required financial statements and pro forma financial statements for the Definitive
Information Statement, the Registrant's Form 10-Q for the quarter ended October 31, 2001 is not yet complete.

For the reasons set forth above, the Registrant's inability to timely file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2001 cannot be eliminated without unreasonable effort or expense.  The Registrant intends to file its Quarterly Report no later than the fifth day after the due date of the Quarterly Report.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of persons to contact in regard to this notification:

         Michael T. Heffernan, Chairman and Chief Executive Officer (401) 868-6609

         Gary S. Gillheeney, Chief Financial Officer (401) 868-6679

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of
         1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                                                   [X] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                   [  ] Yes  [X] No

         If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                              INNOVATIVE CLINICAL SOLUTIONS, LTD.

Date:  December 14, 2001                                      By:      /s/ Gary S. Gillheeney
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                                                                       Gary S. Gillheeney
                                                                       Chief Financial Officer